December 21, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On October 16, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment Nos. 284 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 293 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment").

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file Post-Effective Amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Funds' prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

Prospectus:

1.Comment: In the 3rd paragraph of the principal investment strategies, please describe the applications and use cases that the bitcoin blockchain and bitcoin have been designed to support.

Response: The Trust has revised the disclosure as requested.

2.Comment: In the risk entitled "Bitcoin Risk," please discuss the exposure of bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of bitcoin blockchain can nonetheless precipitate a significant decline in the price of bitcoin (for example, the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response: The Trust has revised the disclosure as requested.

3.Comment: In the risk entitled "Bitcoin Risk," please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero knowledge cryptography or that are designed to support different and/or more advanced applications or use cases, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the fund.

Response: The Trust has revised the summary and statutory sections of the prospectus to incorporate the requested changes.

4.Comment: In the risk entitled "Bitcoin Risk," please explain the common impediment and/or disadvantages to adopting the bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin price. Explain that further development and use of the blockchain for its intended purpose are and may continue to be substantially dependent on Layer 2 solutions. Briefly, describe Layer 2 networks (e.g. Lightning Network) and any risks or challenges they pose to blockchain and bitcoin.

Response: The Trust has revised the summary and statutory sections of the prospectus to incorporate the requested change.

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5.Comment: Please revise the disclosure related to digital asset trading venues to also disclose that digital asset trading venues may be operating out of compliance with regulation. Please disclose that the digital asset trading venues on which bitcoin is traded and which may serve as a pricing source for the BRR that is used for the purposes of valuing the Fund's investments are and may become subject to enforcement action by regulatory authorities and such enforcement actions may have a material adverse effect on the price of bitcoin, the price of the Funds and the Funds' ability to execute its strategy.

Response: The Trust has revised the summary and statutory sections of the prospectus to incorporate the requested change.

6.Comment: Please confirm supplementally that the Registrant understands that the Staff's position with respect to investing in any U.S. listed futures contracts. In particular, prior to investing in any new bitcoin futures contracts, those contracts should be included in a reviewable filing.

Response: The Trust so confirms.

7.Comment: Please remove reference to any swap agreements.

Response: The Trust respectfully declines to revise the disclosure as requested.

As discussed with the SEC Staff, the Advisor believes the ability to engage in such transactions would benefit BITO and BITO shareholders. The ability to invest a portion of its assets in these swaps (in addition to the bitcoin futures contracts in which BITO currently invests) will provide BITO with additional tools and flexibility to achieve its investment objective and should help deliver returns that are more closely correlated to the price of bitcoin than the additional other investment options currently available to BITO (i.e., money market instruments and bitcoin related companies). For example, the ability to invest in swaps herein should help BITO deliver returns that generally correspond to the price of bitcoin, manage potential disruptions and illiquidity in the market for CME bitcoin futures, and comply with applicable CME position limits and accountability levels.

The Advisor does not believe the use of swaps as described in the Amendment will have any negative impact on the operation of BITO or secondary market trading of Fund shares. Nor does the Advisor believe the use of such instruments increases the likelihood of fraud or manipulation with respect to the market for Fund shares, bitcoin futures or bitcoin.

In addition, the transactions would not expose BITO to any significant additional credit risk - counterparties would be subject to the Advisor's rigorous initial and ongoing credit requirements and any such transactions would be governed by and collateralized pursuant to standard ISDA and related control agreements. The Trust notes that these risks are fully disclosed in the Amendment.1

Moreover, any swap transactions will comply with all provision of the Investment Company Act and the rules there under, including Rules 6c-11, 22e-4, 18f-4. Since the value of the swap will be based on the value of an underlying reference asset, CME bitcoin futures, that is traded on an exchange with intra-day pricing information readily available, the Advisor does not anticipate any significant issues with respect to the daily valuation of such instruments or the BITO's ability to calculate intra-day indicative values ("IIV") or a daily net asset value ("NAV"). Given that the key terms of such swaps will be publicly disclosed as part of the BITO's daily disclosure of portfolio holdings, the Advisor expects market participants will be able to readily value the fund's positions in swap and enter into appropriate hedging and arbitrage transactions.

The swaps will permit the BITO to adjust or close out positions on a daily basis. As a result, the Advisor expects that the positions in swap transactions generally will be treated as liquid investments under Rule 22e-4. In addition, the ability to resize or close out positions on a daily basis should help ensure the BITO can maintain portfolio liquidity and honor creation unit redemptions, even during periods of market stress and volatility.

BITO will incorporate these instruments into its Derivative Risk Management Program and its Liquidity Risk Management Program. The Advisor does not anticipate that the use of swaps will create additional operational or compliance issues under the Derivatives Risk Management Program or Liquidity Risk Management Program.

Finally, the Advisor does not believe the use of such instruments will have a negative impact on market stability. As noted above, the swaps described in the Amendment derive their value from the value of CME bitcoin futures. As a result, the pricing mechanism for both types of instruments will be transparent and the product of a regulated market. In addition, the BITO will only enter into swaps with major global financial institutions that present minimal credit risk as determined in accordance with the Advisor's credit guidelines and counterparty approval process. As a consequence of these and other factors, the Advisor does not believe the use of swaps described in the Amendment is likely to have any material impact on market stability.

1For example, in the Statutory Prospectus in the "Risks Associated with the Use of Derivatives" and "Counterparty Risk" sections disclose the risks associated with investments in swaps. In addition, the Statement of Additional Information discusses swap agreements in detail and provides further risk disclosure in the section entitled "Swaps".

8.Comment: Please do not refer to ether, bitcoin, or similar crypto assets as "cryptocurrency" or "digital currency" as they presently are not widely accepted as a medium of exchange.

Response: The Trust has revised the disclosure as requested.

Statement of Additional Information:

9.Comment: Under the section entitled "Position Limits and Accountability Levels", please add "bitcoin" before "futures contracts" in the following sentence:

In addition, ProShares Bitcoin Strategy ETF reserves the right to invest in other U.S. investment companies that provide investment exposure to futures contracts or bitcoin-related companies.

Response: The Trust has revised the disclosure as requested.

10.Comment: Under the section entitled "Position Limits and Accountability levels" please add back in "after consultation with the Staff of the SEC" following "Each Fund" in the below sentence:

Each Fund also may consider investing in or obtaining inverse exposure to U.S. listed futures contracts on cryptocurrencies other than bitcoin or in other bitcoin- related instruments whose performance the Advisor believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on a bitcoin reference rate.

Response: The Trust has revised the disclosure as requested.

11.Comment: The Staff notes that the disclosure provides that each Fund may also invest in U.S. listed futures contracts other than bitcoin. As the Staff understands the only other such contract is ether. As such, please revise the disclosure to refer to U.S. listed futures contracts on ether. Additionally, please include disclosure on ether in the SAI pursuant to Item 16 of Form N-1A, as applicable. Please ensure such disclosure includes the risk that to the extent a long position in ether is taken, the price performance may become less correlated to bitcoin.

Response: The Trust has revised the disclosure as requested.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC Senior Director, Counsel

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